Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 28, 2013
For Immediate Release	NR#13-03

MAG SILVER OPTIONS SALAMANDRA PROJECT FROM CANASIL

To earn up to 70% interest in significant Carbonate Replacement system (“CRD”) in Durango, Mexico

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces that the company has entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in Canasil’s 14,719 hectare Salamandra property located in Durango State, Mexico. The project is strategically located along the overlap between the “Mexican Carbonate Replacement Belt” and the “Fresnillo Silver Trend” often referred to as Mexico’s Premier Silver-Gold district. Salamandra lies on trend with a number of important operating mines and recent new discoveries.  Salamandra is only 80 kilometres northwest of the San Martin-Sabinas Mining District, the largest underground silver-copper-zinc deposit in Mexico (owned by Grupo Mexico and Peñoles) and Salamandra boasts remarkably similar geology although exposed at a slightly higher stratigraphic level.

“Salamandra is exceptionally well located geologically and shows more of the hallmark features of a major CRD system than our Cinco de Mayo property did when we started there,” said Dan MacInnis, President and CEO of MAG Silver. “We’ve had our eyes on Salamandra for nearly four years and are pleased that Canasil has finally given us the opportunity to bring our expertise on CRD systems to bear on this exciting project. Building on Canasil’s technical foundation should allow us to bring Salamandra to drill-readiness quickly.”

To complete the initial earn-in of a 55% interest in the Salamandra project, MAG must complete CAD$5,500,000 in exploration expenditures on the property and CAD$750,000 in cash payments to Canasil over a period of four years. An initial payment of CAD$150,000 was paid upon signature of the binding letter agreement and a first year work expenditure of CAD$1,000,000, including a minimum of 3,000 metres of drilling, is a firm commitment.  All other work commitments escalate annually and are optional as are the cash payments.  At MAG’s option it can earn an initial  55% interest and form a 55 / 45 joint venture with Canasil, or earn a cumulative interest of 70% (an additional 15%) by producing either  a feasibility study or spending an additional CAD$20M over another four year period.  At that point a 70 / 30 joint venture would be formed, subject to normal dilution provisions whereby a subsequent 15% interest by either party will convert to a 2.5% net smelter royalty.

About Salamandra:
The Salamandra project covers 14,719 hectares (36,371.44 acres) and is located 35 kilometres northeast of the city of Durango in the El Guadiana valley in Durango State.  Access is excellent from the city of Durango via paved and gravel roads.  Exploration results to date at the Salamandra project indicate the potential for a large intrusive-related, carbonate-hosted massive sulphide skarn/manto replacement system (CRD). The mineralized system is centered on a domal structure related to an intrusive complex that occupies the center of the property. Widespread silver-copper-antimony-arsenic surface anomalies with peripheral lead and zinc anomalies are found over a very large area. Extensive skarn and hornfels, intrusive and mineralized breccia dikes, and well mineralized fracture/veins represent a few of the hallmark CRD features that are present.  Prior drilling cut high-grade zinc and silver mineralization within hornfels which is believed to overlie the same thick limestone host rock section that hosts the nearby San Martin-Sabinas, La Parilla and La Colorada CRD mines.

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Canasil previously drilled 12 diamond drill holes in a limited part of the property for a total of 3,595 metres.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are also jointly developing the Valdecañas Vein on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

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This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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Location Salamandra Project

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